SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59804T407

(CUSIP Number)

Amplify Energy Corp.

500 Dallas Street

Suite 1700

Houston, TX 77002

(713) 490-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Amplify Energy Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,246,775(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,246,775(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,246,775(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.5%(2)
14	Type of Reporting Person CO

(1)

As a result of certain provisions of the Voting Agreements (as defined herein), Amplify Energy Corp. (“Amplify”) may be deemed to have acquired beneficial ownership of 7,246,775 shares of Common Stock, $0.01 par value per share (“Common Stock”), of Midstates Petroleum Company, Inc. (the “Issuer”), consisting of 2,561,375 shares of Common Stock of the Issuer beneficially owned by (i) Avenue Energy Opportunities Fund, L.P., (ii) Avenue Capital Management II, L.P., (iii) Avenue Capital Management II GenPar, LLC, (iv) Avenue Energy Opportunities Partners, LLC, (v) GL Energy Opportunities Partners, LLC and (vi) Marc Lasry (collectively, the “Avenue Reporting Persons”), as reported on the statement on Schedule 13D filed by the Avenue Reporting Persons with the Securities and Exchange Commission (the “SEC”), and 4,685,400 shares of Common Stock of the Issuer beneficially owned by Fir Tree Capital Management LP (the “Fir Tree Reporting Person”), as reported on the statement on Schedule 13D filed by the Fir Tree Reporting Person with the SEC.

(2)

Calculated based upon 20,415,005 Shares outstanding as of May 7, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the SEC on May 10, 2019.

CUSIP No. 59804T407	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Midstates Petroleum Company, Inc. (the “Issuer”), a Delaware corporation. The Issuer’s principal executive offices are located at 321 South Boston, Suite 1000, Tulsa, Oklahoma, 74103.

Item 2. Identity and Background.

This Schedule 13D is being filed by Amplify Energy Corp. (“Amplify”), a Delaware corporation.

Amplify is an independent oil and natural gas company engaged in the acquisition, development, exploitation and production of oil and natural gas properties.

The address of Amplify’s principal business and the address of Amplify’s principal office is 500 Dallas Street, Suite 1700, Houston, TX 77002.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Amplify is set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, neither Amplify nor, to Amplify’s knowledge, any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As a result of certain provisions of the Voting Agreements (as defined herein), Amplify may be deemed to have acquired beneficial ownership of 7,246,775 shares of Common Stock of the Issuer, consisting of 2,561,375 shares of the Common Stock of the Issuer beneficially owned by (i) Avenue Energy Opportunities Fund, L.P., (ii) Avenue Capital Management II, L.P., (iii) Avenue Capital Management II GenPar, LLC, (iv) Avenue Energy Opportunities Partners, LLC, (v) GL Energy Opportunities Partners, LLC and (vi) Marc Lasry (collectively, the “Avenue Reporting Persons”), as reported on the statement on Schedule 13D filed by the Avenue Reporting Persons with the Securities and Exchange Commission (the “SEC”), and 4,685,400 shares of Common Stock of the Issuer beneficially owned by Fir Tree Capital Management LP (the “Fir Tree Reporting Person”), as reported on the statement on Schedule 13D filed by the Fir Tree Reporting Person with the SEC.

The shares of Common Stock of the Issuer to which this Schedule 13D relates have not been purchased by Amplify and, accordingly, Amplify has not used any funds or other consideration for such purpose. Furthermore, other than in accordance with the terms and conditions of the Merger Agreement (as defined herein), Amplify has not used any funds or other consideration in connection with the execution and delivery of the Voting Agreements. The description of the Merger Agreement and the Voting Agreements in Item 4 below is hereby incorporated by reference in this Item 3.

Item 4. Purpose of the Transaction.

Merger Agreement

On May 5, 2019, Amplify, the Issuer, and Midstates Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Amplify will merge with and into Merger Sub, with Amplify surviving the Merger as a wholly owned subsidiary of the Issuer (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of capital stock of Amplify (other than shares held by the Issuer and shares held by any holder who properly exercises and perfects appraisal rights in respect of such shares) will automatically be converted into the right to receive 0.933 shares of Common Stock of the Issuer. Following the closing of the Merger, current Issuer stockholders, collectively, and current Amplify stockholders, collectively, will each own approximately 50% of the outstanding stock of the combined company.

CUSIP No. 59804T407	13D	Page 4 of 7 Pages

Following completion of the Merger, the combined company will be renamed Amplify Energy Corp. and will be headquartered in Houston, Texas. It will trade on the New York Stock Exchange under the symbol “AMPY.”

Voting Agreements

Concurrently with the execution of the Merger Agreement, Amplify entered into Voting and Support Agreements (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) with affiliates of the Fir Tree Reporting Person (“Fir Tree”) and Avenue Energy Opportunities Fund, L.P. (“Avenue”), which is one of the Avenue Reporting Persons, respectively. Pursuant to the Voting Agreements, Fir Tree and Avenue agreed to vote all of their shares of the Common Stock of the Issuer in favor of the issuance of the Common Stock of the Issuer in connection with the Merger and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger. In addition, pursuant to the Voting Agreements, upon the request of Amplify, Fir Tree and Avenue will appoint and constitute Amplify as their true and lawful attorney-in-fact and proxy with respect to the shares of Common Stock of the Issuer that they beneficially own to vote such shares of Common Stock in connection with certain matters relating to the Merger. The Voting Agreements will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the occurrence of any material amendment to the Merger Agreement or any amendment to the Outside Date (as defined below) and (iv) the mutual written agreement of the parties to the applicable Voting Agreement to terminate the applicable Voting Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Voting Agreements, copies of which are attached hereto as Exhibits 1, 2, and 3, respectively, and are incorporated into this Schedule 13D by reference in their entirety.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and the Voting Agreements, neither Amplify nor, to Amplify’s knowledge, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

As a result of certain provisions of the Voting Agreements, Amplify may be deemed to have acquired beneficial ownership of 7,246,775 shares of Common Stock of the Issuer, consisting of 2,561,375 shares of Common Stock of the Issuer beneficially owned by the Avenue Reporting Persons, as reported on the statement on Schedule 13D filed by the Avenue Reporting Persons with the SEC, and 4,685,400 shares of Common Stock of the Issuer beneficially owned by the Fir Tree Reporting Person, as reported on the statement on Schedule 13D filed by the Fir Tree Reporting Person with the SEC. Such shares of Common Stock of the Issuer represent 35.5% of the Common Stock of the Issuer, calculated based upon 20,415,005 Shares outstanding as of May 7, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the SEC on May 10, 2019. To Amplify’s knowledge, none of the persons listed on Schedule A hereto beneficially owns any shares of Common Stock of the Issuer.

(b)

Amplify may be deemed to share voting power with respect to the 7,246,775 shares of Common Stock of the Issuer beneficially owned by the Avenue Reporting Persons and the Fir Tree Reporting Person. To Amplify’s knowledge, none of the persons listed on Schedule A hereto beneficially owns any shares of Common Stock of the Issuer. Evan S. Lederman and David H. Proman are directors of Amplify and managing directors of the Fir Tree Reporting Person. Messrs. Lederman and Proman do not have voting or investment power with respect to the shares of Common Stock of the Issuer beneficially owned by the Fir Tree Reporting Person in their capacities as managing directors of the Fir Tree Reporting Person.

(c)

Except as described in Item 4 of this Schedule 13D, neither Amplify nor, to Amplify’s knowledge, any of the persons listed on Schedule A hereto, has effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 59804T407	13D	Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, neither Amplify nor, to Amplify’s knowledge, any of the persons listed on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer. Evan S. Lederman and David H. Proman are directors of Amplify and managing directors of the Fir Tree Reporting Person.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name

1.	Agreement and Plan of Merger, dated May 5, 2019, by and among Amplify Energy Corp., Midstates Petroleum Company, Inc. and Midstates Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amplify Energy Corp. with the Securities and Exchange Commission on May 6, 2019)

2.	Voting and Support Agreement, dated May 5, 2019, by and among Amplify Energy Corp., FT SOF IV Holdings, LLC, FT SOF V Holdings, LLC and Fir Tree E&P Holdings III, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Amplify Energy Corp. with the Securities and Exchange Commission on May 6, 2019)

3.	Voting and Support Agreement, dated May 5, 2019, by and between Amplify Energy Corp. and Avenue Energy Opportunities Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Amplify Energy Corp. with the Securities and Exchange Commission on May 6, 2019)

CUSIP No. 59804T407	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2019	AMPLIFY ENERGY CORP.
By:

/s/ Martyn Willsher
Name: Martyn Willsher
Title: Senior Vice President and Chief Financial Officer

CUSIP No. 59804T407	13D	Page 7 of 7 Pages

Schedule A

The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of Amplify. To Amplify’s knowledge, each of the directors and executive officers listed below is a citizen of the United States. The business address of each of the directors and executive officers listed below is c/o Amplify Energy Corp., 500 Dallas Street, Suite 1700, Houston, TX 77002.

Name	Present Principal Occupation or Employment
Executive Officers
Martyn Willsher	Senior Vice President and Chief Financial Officer
Polly Schott	Senior Vice President and Chief Administrative Officer
Eric M. Willis	Vice President and General Counsel
Richard P. Smiley	Vice President of Operations — Onshore

Directors
David M. Dunn	Managing Partner Cross Sound Management LLC
Christopher W. Hamm	Chief Executive Officer Axys Capital Management
Scott L. Hoffman	Senior Analyst Brigade Capital Management
Evan S. Lederman(1)	Partner Fir Tree Partners
David H. Proman(1)	Partner Fir Tree Partners
Kenneth Mariani	President and Chief Executive Officer Amplify Energy Corp.
Edward A. Scoggins, Jr.	Managing Partner Millennial Energy Partners

(1)

Evan S. Lederman and David H. Proman are directors of Amplify and managing directors of the Fir Tree Reporting Person. Messrs. Lederman and Proman do not have voting or investment power with respect to the shares of Common Stock of the Issuer beneficially owned by the Fir Tree Reporting Person in their capacities as managing directors of the Fir Tree Reporting Person.